Filed pursuant to Rule 433(f) under the Securities Act of 1933
Free Writing Prospectus, dated January 28, 2021
Relating to the Preliminary Prospectus, dated January 28, 2021
Registration Statement No. 333-251767

Qualtrics International Inc.
Free Writing Prospectus Published or Distributed by Media

This free writing prospectus relates to Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333- 251767) (the “Registration Statement”) that Qualtrics International Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Company is making this filing pursuant to Rule 433(f) under the Securities Act of 1933, as amended.

On January 27, 2021, as part of a series of media appearances, which included a live on-air interview on CNBC Squawk Box Europe, Christian Klein, chief executive officer of SAP SE (“SAP”), the parent company of the Company, and a director of the Company, made certain statements to the media relating to the Company and the offering. Quotes from, and references to statements made by, Mr. Klein, which formed part of the interview and were provided in other interviews, that were related to our business and the offering were reprinted in a substantial number of media publications with global readership, including in the United States. Mr. Klein also responded to questions in an interview with Fortune that was published on its website (fortune.com). The interviews described above and Mr. Klein’s other media appearances were conducted in connection with SAP’s launch of a new product offering. The Company was not involved in any way in the interviews or the preparation of the statements made by Mr. Klein in the interviews and had no knowledge of the statements made by Mr. Klein until after the interviews were aired and/or published. The Company has previously filed a free writing prospectus on January 27, 2021 that reproduced an article that quoted from Mr. Klein’s interview. The transcript of the full interview with CNBC and the interview published by Fortune are reproduced below.

The interviews and many of the media publications include the following quote, and references to such quote, that the Company wishes to clarify:

•“…I mean we doubled the revenue since the acquisition…”

◦Mr. Klein’s reference to doubling the revenue of the Company since SAP acquired the Company on January 23, 2019, was based on the revenue attributed to the Company as a reporting segment of SAP. Mr. Klein was, in these interviews, speaking to SAP shareholders and, as such, was relying on financial information in SAP’s public financial statements, which are prepared in accordance with International Financial Reporting Standards, in which the Company is a wholly owned subsidiary and it’s financial results are consolidated under a segment that includes the financial results of the Company and the financial information related to the sales of the Company’s products by other SAP subsidiaries, rather than the U.S. GAAP financial statements included in the Registration Statement that present the Company on a standalone basis.

No payment was made nor consideration given by or on behalf of the Company, SAP SE, any underwriter or other offering participant in connection with the broadcast of the interview or the dissemination of any statements related to the Company or the offering in any of the media publications.

You should not consider the statements in the interviews as set forth below in making your investment decision. You should make an investment decision only after carefully evaluating all of the information in the preliminary prospectus contained in the Registration Statement filed with the SEC. In particular, you should carefully read the section titled “Risk Factors” in the preliminary prospectus and in such final prospectus.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. The registration statement has not yet become effective. Shares of the Company’s Class A common shares may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter participating in the offering will arrange to send you the prospectus if you request it. A copy of the prospectus may be obtained from Morgan Stanley

& Co. LLC, Attn: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by email at prospectus-eq_fi@jpmorgan.com or by telephone at (866) 803-9204; BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, or via email: dg.prospectus_requests@bofa.com; Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (888) 603-5847; Deutsche Bank Securities, Attn: Prospectus Department, 60 Wall Street, New York, New York 10005, telephone: 800-503-4611 or via email: prospectus.cpdg@db.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; HSBC, 452 5th Avenue, New York, NY 10018, telephone: 1-877-429-7459, or via email: ny.equity.syndicate@us.hsbc.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146; BMO Capital Markets, 3 Times Square, New York, NY 10036, Attention: Equity Syndicate Department, by telephone at (800) 414-3627 or by email to bmoprospectus@bmo.com; and Truist Securities, 303 Peachtree Street, Atlanta, GA 30308, Attn: Prospectus Department, tel.: 800-685-4786, email: TSIdocs@Truist.com.

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Transcript of interview by Karen Tso and Geoff Cutmore, CNBC, of Christian Klein, chief executive officer of SAP SE

[1.27.2021]

[references to the Company are included in the final question and answer]

Interview

Karen Tso: SAP is set to reveal its latest cloud technology initiative. The German enterprise software group says its new offering will help business tackle many of the issues exposed by the pandemic, including disrupted supply chains and cross-channel retail challenges. And joining us now is Christian Klein, the CEO of SAP. Christian, nice to have you back with us on the program today. You’ve got this big announcement later on – you’ll flesh out the detail around RISE with SAP but just give us a sense of how you will help some companies that have been struggling through the pandemic with this new technology.

Christian Klein: Hi Karen. Hi Geoff. Thanks for having me. Yes, so first of all, I guess, the pandemic again shows that there is no alternative to the digital transformation. And to give you also one practical example around the production and logistics of the vaccine, we are actually working together with all leading enterprises, and SAP is not only helping to make the IT more efficient. It’s actually about, you know, shortening the time up to the vaccination or to help the companies to scale the production. And again, this is not only about technology, this is about transforming the business, this is about adapting the business models to circumvent lockdowns in different countries and other things. And today indeed we are going to announce RISE with SAP, because SAP is uniquely positioned to actually allow our customers to transform their business holistically, as we actually have the knowledge and the insights from over 400,000 customers - we have the data and we are going to infuse that into the businesses processes of our customers. And in conjunction with our leading cloud software, we are going to make the business transformation happen end-to-end. And today is the announcement day, Satya will be with me, others will be with me, so I also hope you are going to join me this afternoon live online.

Karen Tso: Ah, Christian, we are looking forward to it with much interest. I want to get into the timeline around digital transformation. Because we heard from Microsoft, Satya Nadella, every night who is talking about a second wave of this digital transformation. From other conversations I’ve had with other technology giants in the sector, including IBM, it feels as though we’ve been in this early transition to even towards cloud computing services. What do you make of how wide that timeline is for your customers from those that have been very quick to adopt digital technology and others who have only just been embracing it because of this pandemic?

Christian Klein: That’s a good question. Actually, we see different phases of our customers, you know, being in the digital transformation journey. Take the public sector, now, here in Germany, I guess, there’s definitely some upside when we are asked to master the homeschooling of our kids. But there are also other industries like automotive, I mean, they are coming now to SAP asking how can we digitize the complete supply chain - to manage this volatile market, to manage demand and supply. As SAP has all of that data, so we are moving all of them to the cloud, together with our partners and then they are going to share their data so that they can react faster to the fast-changing market conditions. And, look, the picture is different from industry to industry, pharma I just mentioned, the example around the vaccine, retail all now going omnichannel, overnight, which switched many customers to commerce, curbside pickup. So, actually, the pandemic is a huge accelerator for the digital transformation - which is good for SAP as we provide the software to really make it work.

Geoff Cutmore: Yeah, I think, Christian, the argument’s been won already, hasn’t it, on digitization quite frankly. Any company at the moment that isn’t looking at how it can improve its processes by using the cloud or other digital services, quite frankly, is going to be left behind and they’re going to be a victim of the history of modernization, leaving them behind. So my question to you then is, why SAP, why not somebody else?

Christian Klein: When you look at what SAP does, for almost 50 years now, is actually we are one of the world’s most mission-critical business processes. And we have data from over 400,000 customers across 25 industries, so we have the best practices, we see what works. We also see sometimes what doesn’t work so well. And now with the launch today, we are packaging these insights up, we infuse them into the technology, we tell our customers this is how your processes look like - we benchmark them, we redesign them and then we infuse AI and RPA to really put a huge automation layer on top of the applications we are wanting for them. And that’s a big game-changer for our customers because all customers want to transform, the question is more ‘how’? And with data, it’s also almost much better to try for transformation than just, you know, with explaining it with PowerPoint or other kinds of tools, and this is what we are going to do today with the launch of RISE with SAP.

Geoff Cutmore: Christian are you finding any difficulty in nailing down the signature on the paperwork, because you’re unable to have those in-person conversations, that just about all meetings are being done virtually at the moment, is that slowing the pace of sign-up for new customer acquisition?

Christian Klein: So honestly, Geoff, when I got the CEO almost now nine months ago, there was a bit of a concern when you’re running such massive operations. But now look back at 2020, we put almost 35,000 customers live, we closed over $10 billion of order entry, new order entry, which gives us a big tailwind now for 2021. So actually SAP has proven its resilience and that’s very important these days, and we closed very large deals, we have large winds in Q4. Actually on Friday, we have earnings as competitive wins against Oracle with Gilead. We have signed many new deals in HR, so we are very happy about, you know, the way SAP is running these days in a complete, as you are saying, remote environment.

Geoff Cutmore: You, like many companies at the moment, are out there in the market saying that you are signed up to the climate goals and that you are seeking to encourage other businesses to embrace zero carbon emissions. Can I ask you Christian, the banks and other financial services companies are being told to dis-invest. Where do you stand on not taking on board customers who are engaged in the emissions business (i.e. anybody that works in the traditional carbon market of oil and gas)?

Christian Klein: So actually that’s a good question Geoff because we are running this Climate 21 initiative and when you see what our software does, actually for 50 years now we are driving the productivity of our customers. Now we invented the Green Line so we are going to measure the carbon footprint along the value chain. And I can tell you that sustainability is at the top of the agenda of every CEO. We have in the meantime over 500 customers who are co-innovating with us, Nestle, Unilever. We have companies from oil and gas who have put out their very aggressive sustainability goals and now they need software. They need to have, first of all, the insights, you know, about the carbon footprint and then together with our partners we are providing them the technology to make intelligent decisions on not only how to produce productively but also how to produce in a very sustainable way.

Karen Tso: Christian, I want to ask you a little bit about M&A because I’m sure you’ll be quizzed about this when you’ve released earnings later on this week. Qualtrics, the market closely tracking some of the ambitions about bringing this to market in an IPO on the Nasdaq. Was acquired a couple years back for about $8 billion. Now meant to have a fairly mega price tag around it. What’s the argument for listing it at this stage? Is it purely about a financial transaction capturing the value that investors see in technology names at this point?

Christian Klein: Thanks, thanks for the question Karen. You see my smile is getting a bit wide, I mean first of all the acquisition was a massive success. I mean we doubled the revenue since the acquisition and we just feel how relevant experienced management for our customers is, to feel the sentiment of the customer, to feel the sentiment of the people, of the employees, especially in this pandemic. And now we are looking forward to the IPO, which is by the way massively oversubscribed. And no, it’s not only about the financials. When you look at Qualtrics, they have done so well inside the SAP customer base, and now we are opening them up. They can also now penetrate the market outside of our customer base and I can keep the best management team, you know, for experience management, with Ryan Smith and Zig Serafin. So this makes a ton of sense. And actually, the IPO will also bring us closer because SAP will stay the majority shareholder so we will benefit fully from the success of Qualtrics after the, you know, IPO.

Karen Tso: Christian, a real pleasure to catch up with you. I wish we were having this conversation on the mountain again. It’s been twelve months since our conversation in person up there. But nice to speak with you anyways and best of luck with the earnings later on this week. Christian Klein with us, the CEO of SAP.

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SAP CEO Christian Klein talks Qualtrics IPO, COVID, and President Biden
By: Jonathan Vanian
January 27, 2021 9:12 AM MST

It has been an intense year or so for Christian Klein. Amid the COVID-19 pandemic in April 2020, Klein became the sole chief executive of SAP on the same night as his wife birthed their now nine-month-old baby daughter.

Like the rest of us, Klein has had to balance work—in his case, managing SAP, Europe’s biggest tech company, which employs over 100,000 workers worldwide—with life’s sudden surprises. (Klein’s former co-leader, Jennifer Morgan, left for the investment giant Blackstone after a seven month stint as SAP’s co-CEO.)

But growth-fixated investors have little sympathy for family matters. They’re closely scrutinizing SAP’s ongoing makeover, which includes converting its mainstay business of supply chain-management software, among other products, to more flexible, cloud-based, pay-as-you-go variants, a la Amazon Web Services. It’s a similar story to the turnarounds now taking place at other old-school companies, like IBM, Cisco, and Hewlett Packard Enterprise.
The transformation has had hiccups. In October, SAP cut its revenue outlook for 2020, citing reduced customer spending on products like its Concur business-travel software. Investors were spooked that the move signaled problems in the SAP’s overall revamp, and the company’s shares plummeted over 20%.

SAP isn’t giving up hope though. On Wednesday, the company debuted a new software offering intended to spur sales, which declined 1% year-over-year in 2020 to €27.34 billion, or $33.24 billion. The new tools, sold via a subscription, like other cloud-based software, help companies better analyze how their business processes, like tracking customer orders, perform against industry benchmarks, Klein says.

In an edited conversation with Fortune, Klein discussed his sunny outlook for the Biden administration, the plodding rollout of COVID-19 vaccines, and why now is the right time for SAP to spin off Qualtrics, the corporate survey maker it bought for $8 billion in 2018, in an initial public offering.

Fortune: In October, Salesforce CEO Marc Benioff said SAP was having “significant troubles.” What did you make of that?

Klein: First of all, when a competitor comments on another company, that’s a sign that he really cares about the increased competition.

When you look at our numbers this year, we have seen high growth in the cloud. When you exclude our travel and expense business, which is, of course, suffering in the pandemic, our cloud revenue was up by 27% organically. We have very healthy organic growth. The on-premise business [software that runs in internal corporate data centers] is steadily declining, because more and more customers are shifting to the cloud. But that’s a normal transformation.
Do you see the economy recovering enough so that corporate spending is going to go up?

Yeah, I see this in most parts of our business, actually. I see a decline only in one area—travel. Look at the other parts of our portfolio—for example, supply chain is highly relevant. Every CEO is now looking at how to make their supply chains more resilient.

Where in the world are you seeing economic recoveries?

North America is going well. Korea is going well. The only region I see the economy suffering is actually Latin America. A lot of countries were hit hard by the pandemic there. But I see no decline in IT spending at all. It’s just the opposite.
How would you characterize the rollout of the coronavirus vaccine in Germany?

I just had a virtual meeting with our Chancellor Angela Merkel as part of the virtual World Economic Forum and one topic we talked about was the vaccine. The rollout can always go faster. Everyone is desperately waiting to get the vaccine.

We are working hand in hand with pharmaceutical companies to make the manufacturing supply chain work faster and in an intelligent way to deliver the vaccine with the right quality. We know where the ingredients are because they’re sitting in our systems. For us, it’s key to have a close eye and make sure the systems are up and running.
How will the new Biden administration affect business?

The first signs are really positive. We have a lot of multinationals in the U.S. who are our customers, and they do business worldwide. For us, it’s very important, on the political side, that we absolutely support free trade.
We need a global digital infrastructure. Common data protection rules would be very important. It’s also really 'important that the U.S. and Asia move forward on globalization—getting trade partners back to where they were prior to the past four years.

In the European Union, we need to become more one union. There are still different regulations in every single country, and that hurts when you’re doing business in Europe. We need common standards, especially when it comes to building out cloud infrastructure.

What were your thoughts watching the Capitol Riots from afar?

Obviously, when I watched TV and saw this scene, I was quite shocked. The United States is an anchor for all of the countries around the globe with regards to democracy and fair elections and handing over power to a new administration in a fair manner.

For me now, it’s about looking forward and hoping that the United States becomes one country. I believe the U.S. has a very bright future. SAP needs the United States to be strong.

How will the relationship between SAP and Qualtrics change as the company goes public on Thursday?
With [Qualtrics CEO] Ryan Smith, I probably text with him and talk to him more than with some of my executive board members.

With regard to the IPO, I cannot share any concrete numbers. But we announced that we are going to set the price higher because there’s high interest. [On Monday, Qualtrics raised the initial price of shares to between $27 and $29 over the previous $22-to-$26 range.] We are oversubscribed. Let’s see when it happens.

Back when we acquired Qualtrics in 2018, there was some criticism in the market. But it beautifully paid off. We doubled the revenue just in the last two years. Now Qualtrics will have the freedom, once it goes public, to go after the market outside of SAP and form partnerships. That’s all good, because we will stay the majority shareholder.
How does SAP view acquisitions as part of its current strategy?

We are screening the market. Whenever there is a complimentary asset to our portfolio that clearly helps solve some of the needs of our customers, we may make some moves. But, it needs to fit from a product and customer perspective. We don’t need to buy revenue right now. I would not spend a few billion to speed up our revenue flows. For me, it just needs to be a fit to our product portfolio and for our customers.

SAP previously had a co-CEO operating model. Does it make sense for companies to have a co-CEO model?

There’s not a general rule that says the co-CEO model cannot work. It can absolutely work.

In a pandemic, it gets harder. It gets tough. You have to make decisions very fast. You have to take care of the employees. [Former SAP co-CEO] Jen Morgan and I were just a few months in when the pandemic happened. You have to work out a strategy. You have to take care of the business. You cannot travel. You cannot just sit together to really make that work. That was difficult.

In general, if the accountabilities are clear and if the roles are clear, it can work. There are a few examples out there where it did work. We also saw it not working in some other companies, but that really depends on the situation of the company.